SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Mine Safety Appliances Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

602720 10 4

(CUSIP Number)

Nelson W. Winter, Esquire

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, Pennsylvania 15219

(412) 288-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐ *

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 602720 10 4

1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

Irene Ryan Shaw
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3)	SEC Use Only

4)	Source of Funds (See Instructions)

00
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

577,974
(8) Shared Voting Power

1,313,499
(9) Sole Dispositive Power

577,974
(10) Shared Dispositive Power

1,313,499

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,891,473
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13)	Percent of Class Represented by Amount in Row (11)

4.8%
14)	Type of Reporting Person (See Instructions)

IN

Page 2 of 3 Pages

Item 1. Security and Issuer.

Common Stock, no par value (the “Common Stock”), of Mine Safety Appliances Company (the “Company”), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2. Identity and Background.

(a)	Name of Person Filing:	Irene Ryan Shaw

(b)	Residence or Business Address:	9 Carriage House Lane Mamaroneck, NY 10543

Item 5. Interest in Securities of the Issuer.

(a)	See items 7 through 13 on the cover page. The undersigned beneficially owns (as defined in Rule 13d-3) 1,891,473 shares of Common Stock, or approximately 4.8% of the shares outstanding at February 17, 2006. For this purpose, shares outstanding includes shares held by the Company’s Stock Compensation Trust. The shares reported herein as beneficially owned by the undersigned include 190,106 shares jointly owned with the undersigned’s spouse, L. Edward Shaw, Jr. They do not include 445,726 additional shares of Common Stock beneficially owned by L. Edward Shaw, Jr., including 27,844 shares which may be acquired within 60 days upon exercise of outstanding stock options. The undersigned disclaims beneficial ownership of these shares.

(b)	The undersigned ceased to be the beneficial owner of more than 5% of the Company’s Common Stock on April 26, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Douglas K. McClaine
Irene Ryan Shaw
By Douglas K. McClaine Attorney-In-Fact

Date: March 30, 2006

Page 3 of 3 Pages